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             JPMORGAN SECURITIES LENDING COLLATERAL INVESTMENT TRUST
                                522 Fifth Avenue
                                  New York, NY
                                  May 14, 2004



VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306



                 RE:  JPMORGAN SECURITIES LENDING COLLATERAL INVESTMENT TRUST

                 Registration Statement on Form N-1A (File No. 333-115502) Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, JPMorgan Securities Lending Collateral Investment Trust (the "Trust") hereby makes application to withdraw its Registration Statement on Form N-1A, File Number 333-115502. The Registration Statement was inadvertently filed under the Securities Act of 1933. No securities have been sold under the Registration Statement.

Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

Should you have any questions regarding this matter, please call Gregory Pickard at J.P. Morgan Investor Services, at (617) 557-8826.

                        Sincerely,

                        JPMorgan Securities Lending Collateral Investment Trust


                        By: /s/ GREGORY L. PICKARD
                           ------------------------------------------
                            Gregory L. Pickard
                            Vice President and Assistant Secretary